HERDWHISTLE TECHNOLOGIES INC.

January 11, 2022

United States Securities and Exchange Commission	VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	HerdWhistle Technologies Inc.
Offering Statement on Form 1-A
Filed November 12, 2021
File No. 024-11716

To Whom It May Concern:

Further to our receipt of confirmation from your office that there were no comments on HerdWhistle Technologies Inc.’s (the “Company”) Offering Statement on Form 1-A as filed on November 12, 2021, including two amendments as filed on December 3, 2021, and December 15, 2021, respectively, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Friday, January 14, 2022, and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Patrick Charest
Patrick Charest, President